UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42902

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Acco Group Holdings Limited

(Registrant’s Name)

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Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated June 30, 2026, announcing Acco Group Holdings Limited’s (the “Company”) unaudited financial and operating results for the six months ended December 31, 2025; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of December 31, 2025 and for the six months ended December 31, 2025 and 2024; and attached hereto as Exhibit 99.3 is the management’s discussion and analysis of financial condition and results of operations of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated June 30, 2026 — Acco Group Holdings Limited. Announces Unaudited Financial Results for the Six Months Ended December 31, 2025
99.2	Unaudited Condensed Consolidated Financial Statements as of December 31, 2025 and for the six months ended December 31, 2025 and 2024
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acco Group Holdings Limited
Date: June 30, 2026	By:	/s/ Cheung Po, LUI
	Name:	Cheung Po, LUI
	Title:	Chief Executive Officer and Director